UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 30, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 00670)

Completion of issue of new H Shares

Reference is made to the circular dated 13 August 2018 (the “Circular”), poll results announcement dated 30 August 2018 and the announcement dated 1 August 2019 of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among others, the Non-public Issuance of H Shares by the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company convened the 2018 third extraordinary general meeting, the 2018 first class meeting of holders of A shares and the 2018 first class meeting of holders of H shares on 30 August 2018, during which the relevant resolutions such as the “Proposal for the non-public issuance of A shares and the non-public issuance of H shares to specific subscribers by China Eastern Airlines Corporation Limited” (the “Issuance Proposal”) were considered and approved. On 29 August 2019, the Company has completed the issuance of H Shares to Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”), the relevant work of the Non-public Issuance of A Shares by the Company to Juneyao Airlines and its controlling shareholder, JuneYao Group, and Structural Reform Fund etc. is steadily proceeding.

On 1 August 2019, the Company received the Reply Concerning the Approval of the Additional Issuance of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited (CSRC Approval [2019] No. 1421) from the CSRC, which granted the approval for the additional issue of not more than 517,677,777 overseas listed foreign shares of the Company with a par value of RMB1.00 each.

The Company confirmed 22 August 2019 as being the price benchmark date of the Non-public Issuance of H Shares and the issue price of HK$4.29 per H Share was calculated based on the Issuance Proposal.

The Company is pleased to announce that on 29 August 2019, the issue of 517,677,777 ordinary H Shares with a par value of RMB1.00 each at an issue price of HK$4.29 per H Share by the Company to Juneyao Hong Kong, a wholly-owned subsidiary of Juneyao Airlines, was completed.

Meanwhile, the Company has successfully completed the relevant share subscription and closing with Juneyao Hong Kong.

The shareholding structure before and immediately upon the completion of the Non-public Issuance of H Shares is as follows:

	Before the completion of the Non-public Issuance of H Shares		Immediately after the completion of the Non-public Issuance of H Shares
Names of Shareholders	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
CEA Holding and its associatesNote1	5,530,240,000		5,530,240,000
	(A Shares)	38.23%	(A Shares)	36.90%
	2,626,240,000		2,626,240,000
	(H Shares)	18.15%	(H Shares)	17.53%
Juneyao Airlines	12,000,000		12,000,000
	(H Shares)	0.08%	(H Shares)	0.08%
Juneyao Hong Kong			517,677,777
	—	—	(H Shares)	3.45%
Other non-public ShareholdersNote [2]	3,960 (A Shares)	0.00%	3,960 (A Shares)	0.00%
Other public Shareholders	4,278,241,722		4,278,241,722
	(A Shares)	29.57%	(A Shares)	28.55%
	2,020,860,000		2,020,860,000
	(H Shares)	13.97%	(H Shares)	13.49%

Total	14,467,585,682	100%	14,985,263,459	100%

Note1:

As at the date of this announcement, CEA Holding directly and indirectly owns 5,530,240,000 A Shares of the Company. Meanwhile, CEA Holding owns 2,626,240,000 H Shares of the Company through CES Global, representing approximately 54.43% of the total issued share capital of the Company immediately after the completion of the Non- public Issuance of H Shares, and is a controlling Shareholder of the Company.

Note2:	Mr. Li Yangmin, a Director, holds 3,960 A Shares of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Shanghai, the PRC
29 August 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).